Exhibit 35.1

SERVICER COMPLIANCE STATEMENT

HARLEY-DAVIDSON CREDIT CORP.

I, David Viney, Vice President and Treasurer of Harley-Davidson Credit Corp. (“HDCC”), certify that:

(i) a review of HDCC’s activities for the year ended December 31, 2025 (the “Reporting Period”) and of HDCC’s performance under the Sale and Servicing Agreement dated as of September 1, 2024 (the “Sale and Servicing Agreement”) among Harley-Davidson Motorcycle Trust 2024-B, Harley-Davidson Customer Funding Corp., HDCC, and Citibank, N.A., has been made under my supervision; and

(ii) to the best of my knowledge, based on such review, HDCC has fulfilled in all material respects all of its obligations under the Sale and Servicing Agreement throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 27th day of March, 2026.

/s/ David Viney
David Viney
Vice President and Treasurer of Harley-Davidson Credit Corp., Servicer to Harley-Davidson Motorcycle Trust 2024-B